Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 31, 2021, with respect to our audits of the consolidated balance sheets of Modiv Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, the related notes to such financial statements and Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization, incorporated by reference in this Registration Statement to be filed with the Securities and Exchange Commission for the registration of additional shares of the Company’s Series A Cumulative Redeemable Perpetual Preferred Stock covered by the Company’s prior Registration Statement that was declared effective by the Securities and Exchange Commission on September 14, 2021.

/s/ Baker Tilly US, LLP

Irvine, California
September 14, 2021